January 22, 2010

VIA EMAIL & OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  0549

Attention:	Mark Brunhofer Division of Corporation Finance

Re:	China Shenghuo Pharmaceutical Holdings, Inc. Form 10-K for the year ended December 31, 2008 File No. 001-33537

Dr. Mr. Brunhofer:

           This letter supplements our response letter filed on November 2, 2009 to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were contained in the Staff’s letter dated September 18, 2009 (the “Letter”) to China Shenghuo Pharmaceutical Holdings, Inc. (the “Company” or “we”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009.

Form 10-K for the fiscal year ended December 31, 2008

Following a conversation with the Staff on January 20, 2010, the Company has agreed to provide the disclosure required by the Staff in comments #3 and #4 of the Letter in its future 10-K filings in lieu of amending its December 31, 2008 10-K to reflect the same.

Acknowledgments of the Company

As requested by the Staff, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at +(86) 871-7282698 or Selig D. Sacks of Pryor Cashman LLP, outside counsel to the Company, at (212) 326-0879.

Truly yours,

/s/ Guihua Lan
Guihua Lan
Chairman and the CEO
China Shenghuo Pharmaceutical Holdings, Inc.

cc:	Selig D. Sacks (Pryor Cashman LLP)
Robert K. Bowen (Hansen, Barnett & Maxwell, P.C. ,the former auditor of the company)